June 29, 2011
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Shehzad Niazi

Re:	China Ginseng Holdings, Inc. Amendment No. 4 to Form 10-12g Filed April 26, 2011 Amendment No. 2 to Form 10-Q for the Quarterly Period Ended December 31, 2010 Filed April 26, 2011 File No. 000-54072

Dear Mr. Niazi:

This letter is provided in response to a phone conversation we had on June 28, 2011 regarding the above-referenced filings of our client, China Ginseng Holdings, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

Amendment No. 4 to Form 10-12g
General

1.	We note that your wine distribution agreement in Exhibit 10.19 has been revised, please provide a written explanation of the revision.

Response: The original wine distribution agreement is in Chinese and the Exhibit 10.19 we filed is a version of  English translation of the agreement. We have revised Exhibit 10.19 to provide a more accurate translation of the wine distribution agreement to avoid any confusion or misunderstanding that may be caused by the prior translation.  There has been no amendment to the original wine distribution agreement in Exhibit 10.19. In addition, we initially planned to sell three types of wine including Ice Wine, Pearl in the Snow (red) and Cabernet Sauvignon. However, after additional market research, we decided to produce through a winery producer only two types of wine: Ice Wine and Pearl in the Snow and to sell them through distributors. The Annex 1 to final wine distribution agreement only contains these two types of wine. The error to include pictures of Cabernet Sauvignon in Exhibit 10.19 to our Amendment No. 4 to Form 10-12g we filed on April 26, 2011 was corrected when we filed Amendment No. 5 to Form 10-12g on May 31, 2011.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,
Hunter Taubman Weiss LLP

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

Cc: Liu Changzhen

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.607.5950 ■ f: 212.202.6380 ■ www.htwlaw.com